Filed by Invitrogen Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Applied Biosystems Inc.

Commission File No.: 001-04389

INVITROGEN COMPLETES SYNDICATION OF FINANCING FOR APPLIED BIOSYSTEMS ACQUISITION

Carlsbad, Calif. — (BUSINESS WIRE) – Invitrogen Corporation (NASDAQ: IVGN) today announced that the syndication of the financing relating to its proposed acquisition of Applied Biosystems announced on June 12, 2008 has been completed.

Pricing for the $2.65 billion financing was in line with expected terms. The Term Loan A, in the amount of $1.4 billion, and the Revolving Credit Facility, in the amount of $250 million, will bear interest at LIBOR plus 250 basis points. The Term Loan A has been committed to by 30 bank lenders. The Term Loan B in the amount of $1 billion, which will bear interest at LIBOR plus 300 basis points, has approximately 250 committed lenders.

“We’re very pleased that the syndication of our financing is now complete and in line with our original expected interest rates and upfront fees,” said David Hoffmeister, Invitrogen’s Chief Financial Officer. “The syndication contains a well-diversified base of domestic and international investors, who see the value in the significant cash flow and future potential of the combined company.”

The company expects the merger transaction to close in November, subject to shareholder and European Commission approvals.

About Invitrogen

Invitrogen Corporation (NASDAQ:IVGN) provides products and services that support academic and government research institutions and pharmaceutical and biotech companies worldwide in their efforts to improve the human condition. The company provides essential life science technologies for disease research, drug discovery, and commercial bioproduction. Invitrogen’s own research and development efforts are focused on breakthrough innovation in all major areas of biological discovery including functional genomics, proteomics, stem cells, cell therapy and cell biology - placing Invitrogen’s products in nearly every major laboratory in the world. Founded in 1987, Invitrogen is headquartered in Carlsbad, CA, and conducts business in more than 70 countries around the world. The company employs approximately 4,700 scientists and other professionals and had revenues of approximately $1.3 billion in 2007. For more information, visit www.invitrogen.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Invitrogen and Applied Biosystems have filed a joint proxy statement/prospectus as part of a registration statement on Form S-4 regarding the proposed transaction with the Securities and Exchange Commission, or SEC. The final joint proxy statement/prospectus is being mailed to shareholders of both companies. Investors and security holders are urged to read it in its entirety because it contains important information about Invitrogen and Applied Biosystems and the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of charge from Invitrogen by directing such requests to: Invitrogen Corporation, Attention: Investor Relations, 5791 Van Allen Way, Carlsbad, CA 92008.

PARTICIPANTS IN THE SOLICITATION

Invitrogen and Applied Biosystems and their respective directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation is included in the joint proxy statement/prospectus relating to the proposed merger. This document is available free of charge at the Securities and Exchange Commission’s Web site at www.sec.gov and from: Invitrogen Investor Relations, telephone: (760) 603-7200 or on Invitrogen’s website at www.invitrogen.com.

Safe Harbor Statement

Certain statements contained in this press release are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and it is Invitrogen’s intent that such statements be protected by the safe harbor created thereby. Potential risks and uncertainties include, but are not limited to: a) the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; b) approval of the merger by the stockholders of Invitrogen and Applied Biosystems and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; c) volatility of the financial markets and the availability of credit on acceptable terms; and d) the transaction may or may not close in November; as well as other risks and uncertainties detailed from time to time in Invitrogen’s Securities and Exchange Commission filings.

Contact Information:

Invitrogen contacts:

Investors:

Amanda Clardy

(760) 603-7200

ir@invitrogen.com

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